SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 2, 2005

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

164 83 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 2, 2005, regarding “Ericsson’s nomination committee proposes election of Ulf J. Johansson as member of the board.”

Ericsson Press Releases

Ericsson’s nomination committee proposes election of Ulf J. Johansson as member of the board

Date: Wednesday, March 2 2005

The nomination committee proposes Ulf J. Johansson to be elected member of the Board and re-election of Sir Peter L. Bonfield, Sverker Martin-Löf, Nancy McKinstry, Arne Mårtensson, Eckhard Pfeiffer, Carl-Henric Svanberg, Michael Treschow and Marcus Wallenberg. Lena Torell has declined re-election.

As a consequence, the nomination committee proposes the number of Board members be nine, and that no deputy Board members be appointed.

Also, the committee suggests that the fee to the Directors of the Board not employed by the company, to be SEK 8,800,000 in total.

For the nomination committee, the following five are proposed; Bengt Belfrage, Nordea fonder, Christer Elmehagen, AMF Pension, Curt Källströmer, Handelsbankens Pensionsstiftelse, Pensionskassa and Personalstiftelse, Björn Svedberg, Investor, and Michael Treschow as members of the nomination committee until the end of the Annual General Meeting in 2006. Further, the nomination committee proposes no fee be paid to the committee members.

The Board of Directors’ proposes a dividend of SEK 0.25 be paid for year 2004 and April 11, 2005, as record day for dividend.

The Board of Directors’ also propose implementation of a Long Term Incentive Plan 2005 and transfer of own shares in accordance with the resolution.

The Board of Directors’ also propose transfer of own stock in relation to the resolution on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plan 2004.

The Board of Directors’ complete proposals for resolutions will be available from March 23, 2005. The proposals will be sent to shareholders free of charge upon request. The proposals will also be available at the company’s home page www.ericsson.com/investors as from the same date.

Notice convening the meeting and an agenda will be published in Svenska Dagbladet, Dagens Nyheter, Post och Inrikes Tidningar and Financial Times on March 3, 2005 and at www.ericsson.com/investors.

The complete Notice of Annual General Meeting is found below. Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Peter Olofsson, Media Relations

Group Function Communications

Phone: +46 8 719 18 80, +46 8 719 69 92

E-mail: mailto:press.relations@ericsson.com?Subject=Re:

Investors

Helene Rickeby, Investor Relations

Group Function Communications

Phone: +46 8 719 00 00

E-mail: mailto:investor.relations@ericsson.com?Subject=Re:

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at the Globe Arena, entrance the Annex, Globentorget, Stockholm, Sweden at 3.00 p.m. on Wednesday, April 6, 2005.

Participants

Only those shareholders, who have been entered into the transcription of the share register of Sunday, March 27, 2005, kept by VPC AB (Swedish Securities Register Centre) are entitled to participate in the Meeting, provided notice of attendance has been given. Since said date will fall on a holiday, shareholders must be registered with VPC AB on Thursday, March 24, 2005 in order to be entered into the share register on Sunday, March 27, 2005. Shareholders, whose shares are registered in the name of a nominee, must be temporarily entered into the share register in order to be entitled to participate in the Meeting. The shareholder is requested to inform the nominee well before Thursday, March 24, 2005. Please observe that this procedure may also be applicable for shareholders who are using a custody account with a bank and/or trading via the Internet.

Notice of attendance

Shareholders who would like to attend the Annual General Meeting shall give notice hereof to the Company not later than 4 p.m. on Thursday, March 31, 2005 via Ericsson’s web site www.ericsson.com/investors or by phone no. +46 (0)8 775 01 99 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 80 18. Notice may also be given within prescribed time by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE 100 74 Stockholm, Sweden. When giving notice of attendance, please indicate name, date of birth, address, telephone no., and number of attending assistants. The data received when giving notice of attendance will be computerized and used for the purpose of the Annual General Meeting of Shareholders 2005 only. Upon request when giving notice of attendance, simultaneous interpretation to English at the Annual General Meeting may be offered.

Shareholder who is represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity a copy of the certificate of registration (and should such certificate not exist, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Tuesday, April 5, 2005.

Agenda

1. Election of the chairman of the Meeting.

2. Preparation and approval of the voting list.

3. Approval of the agenda of the Meeting.

4. Determination as to whether the Meeting has been properly announced.

5. Election of two persons approving the minutes.

6.

a) Presentation of the Annual Report, the Auditors’ Report, the Consolidated Accounts and the Auditors’ Report on the Consolidated Accounts.

b) Presentation of the work of the Board of Directors and its Committees for the past year.

c) The President’s speech and the shareholders’ possible questions to the Board of Directors and the Management.

d) Presentation of the audit work during 2004.

7. Approvals:

a) the Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group;

b) discharge of liability for the members of the Board of Directors and the President; and

c) determination of the appropriation of the profit in accordance with the approved Balance Sheet.

8. Determination of the number of members and deputy members of the Board of Directors.

9. Determination of the fee payable to the Board of Directors.

10. Election of Board members and deputy Board members.

11. Determination of the fee payable to the Auditors.

12. Election of members of the Nomination Committee, and determination of the assignment of the Committee etc.

13. The Board of Directors’ proposals regarding incentive program:

a) Implementation of a Long Term Incentive Plan 2005.

b) Transfer of own shares as a consequence of the resolutions by the Annual General Meeting on the Long Term Incentive Plan 2005.

14. Transfer of own shares as a consequence of the resolutions by the Annual General Meeting on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plan 2004.

15. Closing of the Meeting.

Item 7 c) Dividend

The Board of Directors proposes a dividend of SEK 0.25 be paid for year 2004 and Monday, April 11, 2005, as record day for dividend. Assuming this date will be the record day, VPC AB is expected to disburse dividends on Thursday, April 14, 2005.

Items 8, 9 and 10 Number of Board Members and Deputy Board Members,

Fee to the Board of Directors, and Election of Board Members

The Nomination Committee that was elected by the Annual General Meeting of Shareholders 2004 and consists of Anders Nyrén, Industrivärden, chairman of the committee, Bengt Belfrage, Nordea fonder, Christer Elmehagen, AMF Pension, Björn Svedberg, Investor, and Michael Treschow proposes

•	the number of Board members be nine without any deputy Board members;

•	the fee to the Board of Directors be SEK 8,800,000 to be distributed among members not employed by the Company: Chairman SEK 3,000,000, deputy chairmen and other Board members SEK 600,000 each. In addition the Committee members receive SEK 125,000 for each committee assignment, but the Chairman of the Audit Committee receive SEK 350,000 and the other two members of the Audit Committee SEK 250,000 each.

•	election of Michael Treschow chairman of the Board, Arne Mårtensson and Marcus Wallenberg deputy chairmen and re-election of the Board members Sir Peter L. Bonfield, Sverker Martin-Löf, Nancy McKinstry Eckhard Pfeiffer and Carl-Henric Svanberg; Lena Torell has declined re-election; and

•	election of Ulf J. Johansson.

Ulf. J. Johansson was born in 1945 and holds a Master of Science, Electrical Engineering and Ph.D. of Technology. Ulf. J. Johansson is chairman of the board of directors of Europolitan Vodafone AB (which assignment he will leave in March 2005), AcandoFrontec AB, Zodiak Venture AB and Eurostep Group AB. He is also a member of the board of the Royal Swedish Academy of Engineering Sciences and was the former chairman of the University Board of the Royal Institute of Technology. During the 1980:ies, Ulf J. Johansson was a former employee of Ericsson, i.a. Executive Vice President of Ericsson Radio Systems AB. During 2005, he will take up the assignments as chairman of Novo Nordisk Foundation and Novo A/S.

Item 11	Fee to the Auditors

It is proposed the fee to the Auditors be paid on approved account.

Item 12	Election of Members of the Nomination Committee and the Assignment of the Committee etc.

The Nomination Committee proposes the Annual General Meeting resolves to re-elect Björn Svedberg, Investor, also proposed chairman of the committee, Bengt Belfrage, Nordea fonder, Christer Elmehagen, AMF Pension and Michael Treschow and to elect Curt Källströmer, Handelsbankens Pensionsstiftelse, Pensionskassa and Personalstiftelse members of the Nomination Committee until the end of the Annual General Meeting in 2006. The Nomination Committee proposes no fee be paid to the Committee members.

The Nomination Committee proposes the General Meeting resolves:

that the assignment of the Committee shall cover to present proposals for

•	chairman of the Annual General Meeting;

•	chairman, deputy chairmen and other members of the Board of Directors elected by the Annual General Meeting;

•	fee to Board of Directors not employed by the Company;

•	members of the Nomination Committee at the Annual General Meeting;

•	fee to the auditors and, when an auditor of the Company is to be elected, election of auditor and proposal for a replacement, in case the assignment of an auditor is prematurely ended and an auditor is not replaced by a deputy auditor; and

•	a possible fee to the members of the Nomination Committee;

and that

•	the Company shall reimburse the Committee for reasonable expenses associated with the execution of the assignment; and

•	in case a member of the Nomination Committee resigns or is prevented to execute the assignment, the remaining Committee members shall appoint a suitable replacement among the Company’s shareholders for the remainder of the mandate period.

Item 13 a)	Implementation of the Long Term Incentive Plan 2005 and b) Transfer of Repurchased own Shares

Background

As the employee saving and investment period for the ongoing incentive plan, Stock Purchase Plan 2003 (supplemented with the Long Term Incentive Plan 2004), expires in 2005, the Board of Directors proposes that the General Meeting of Shareholders resolves on a new program, the Long Term Incentive Plan 2005.

In order to implement the Long Term Incentive Plan 2005, the Board of Directors proposes that no more than 39,300,000 shares of series B may be transferred to employees in the Ericsson Group and, moreover, that a portion of the shares also may be transferred at Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover inter alia social security payments. Ericsson’s current holding of own shares is estimated to cover the requirement of shares to the Long Term Incentive Plan 2005.

Proposal

Item 13 a)	The Long Term Incentive Plan 2005

The Board proposes that the General Meeting of Shareholders resolves on a Long Term Incentive Plan 2005 (the “LTI 2005”), including 39,300,000 shares of series B, and comprising three parts (i) the Stock Purchase Plan, (ii) the Key Contributor Program and (iii) the Performance Matching Program, according to the principle guidelines below.

Stock Purchase Plan

a) Employees who participate in the Stock Purchase Plan shall, during a 12 months period from the implementation of the plan, be able to save up to 7.5 percent of gross salary for the purchase of shares of series B at Stockholmsbörsen (the Stockholm Stock Exchange) or ADRs at Nasdaq. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADRs free of consideration.

b) All employees within the Ericsson Group, except for what is mentioned in item c) below, will be offered to participate in the Stock Purchase Plan.

c) Participation in the LTI 2005, regardless of whether only the Stock Purchase Plan, or also the Key Contributor Program or the Performance Matching Program, presupposes that such participation is legally possible as well as possible with reasonable administrative costs and financial efforts according to the assessment of Ericsson. The Board shall however be entitled, but not obligated, to arrange for a cash alternative for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such cash alternative shall, as far as practicably possible, correspond to the terms for the LTI 2005 involving key contributors.

Key Contributor Program and Performance Matching Program

d) Three categories of employees (key contributors, senior managers and top senior managers) will, in addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, be entitled to additional matching of shares free of consideration within either the Key Contributor Program, covering up to 5,000 key contributors, or the Performance Matching Program, covering up to 170 senior managers and up to 50 top senior managers.

e) If the shares purchased in accordance with the Stock Purchase Plan are retained by an employee within the categories mentioned in d) above for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

(i) Up to 5,000 key contributors are entitled to an additional match of one share for each one purchased.

(ii) Up to 170 senior managers may be entitled to an additional performance match of up to four shares for each one purchased.

(iii) Up to 50 top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

f) The terms of the additional performance match for senior managers and top senior managers are based on average annual percentage growth rate in earnings per share(*) (“EPS”) between 1 July 2005 and 30 June 2008, with reported EPS for quarter 3 and quarter 4 2004 plus quarter 1 and quarter 2 2005 as the starting point. Maximum matching shares (i.e. four shares and six shares, respectively) will be allocated if the average annual EPS growth is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent. Matching of shares between average annual EPS growth 3 and 15 percent is linear.

g) Before the number of performance shares to be matched pursuant to

e) above are finally determined, the Board shall examine whether the performance matching is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board.

(*)	Earnings Per Share is calculated by dividing the reported net income for the Ericsson Group by the average number of shares outstanding during the period.

In order to implement the LTI 2005 according to the above, the Board proposes that the General Meeting of Shareholders resolves on transfer of own shares as set out below.

Item 13 b)	Transfer of own shares

a) No more than 39,300,000 shares of series B can be transferred.

b) Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions for the LTI 2005. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer free of consideration shares to its employees covered by the terms of the LTI 2005.

c) The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms of the LTI 2005, i.e. during the period from November 2005 up to and including November 2008.

d) Employees covered by the terms of the LTI 2005 shall, subject to certain conditions, receive shares free of consideration.

e) Further, Ericsson shall have the right to, prior to the Annual General Meeting of Shareholders 2006, transfer no more than 7,800,000 shares of series B, out of the holding of 39,300,000 shares of series B, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

The reasons for deviation from shareholders preferential rights and the base for determination of the transfer prices are as follows.

The transfer of own shares forms a part of the implementation of the LTI 2005. The Board considers it to be to an advantage for Ericsson and its shareholders that the employees are shareholders in Ericsson.

The base for determination of the transfer prices is seen from the Board’s proposal under relevant headings above.

Supermajority

The resolutions on implementation of the LTI 2005 according to item 13 a) above and the transfer of repurchased own shares according to item 13 b) above shall be made as one “package”. Accordingly, the supermajority rules in the Leo Act shall apply, meaning that 90 per cent of the shares and votes represented at the General Meeting of Shareholders must vote to approve of the “package”.

Item 14	Transfer of own Stock in relation to the Resolution on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plan 2004

Background

The Annual General Meeting of Shareholders 2001 resolved to approve transfer of own shares in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program.

The Annual General Meeting of Shareholders 2003 resolved to approve transfer of own shares in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2004 resolved to approve transfer of own shares in relation to the Long Term Incentive Plan 2004. The resolution comprised, inter alia, a right for the company to transfer a maximum of 4,900,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

Resolutions to approve transfer of own shares have thereafter been made for the purpose of the Global Stock Incentive Program at the Annual General Meetings of Shareholders 2002, 2003 and 2004 and for the purpose of the Stock Purchase Plan 2003 at the Annual General Meeting of Shareholders 2004.

In accordance with the resolutions, 1,854,335 shares have been transferred up to 9 February 2005.

Proposal

Therefore, the Board of Directors proposes the General Meeting of Shareholders to resolve that Ericsson shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2006, a maximum of 60,045,665 shares of series B, or the lower number of shares of series B, which as per 6 April 2005, remains of the original 61,900,000 for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003 and the Long Term Incentive Plan 2004. Transfer of shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Supermajority

The resolution of the Annual General Meeting on transfer of own shares requires, according to the Swedish Company Act, that shareholders with minimum two thirds of the shares and votes represented at the General Meeting of Shareholders must vote in favor of the proposal.

A group of owners of shares of series A and B who jointly represent more than 35 percent of the total number of votes of the Company has reported that it intends to vote in favor of the proposals in the agenda items 7 c) 14.

The Board of Directors’ complete proposals for resolutions in items 13 a)-b) and 14 will be available from March 23, 2005. The proposals will be sent to shareholders free of charge upon request. The proposals will also be available at the Company’s home page www.ericsson.com/investors as from the same date.

Stockholm, March 2005

The Board of Directors

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 2, 2005